Exhibit 36



PACIFIC
SCIENTIFIC                                                         NEWS RELEASE

--------------------------------------------------------------------------------

                                           620 Newport Center Drive, Suite 700
                                         Newport Beach, California  92660-8007
                                            (714) 720-1714  Fax (714) 720-1083



FOR IMMEDIATE RELEASE

Contacts: For Danaher           For Pacific Scientific:
          Corporation:          Winston Hickman          or Chuck Burgess/Joele
          Patrick W. Allender   Chief Financial Officer     Frank
          Chief Financial       714-720-1714                Abernathy MacGregor
          Officer                                           Frank
          202-828-0850                                      212-371-5999

              DANAHER CORPORATION TO ACQUIRE PACIFIC SCIENTIFIC

                          FOR $30.25 PER SHARE IN CASH

Washington D.C. and Newport Beach, CA, February 2, 1998 -- Danaher Corporation (NYSE:DHR) and Pacific Scientific Company (NYSE: PSX) announced today that Danaher will acquire Pacific Scientific in an all-cash transaction in which Pacific Scientific shareholders will receive $30.25 per share. The transaction has a total value, including the Pacific Scientific debt to be assumed by Danaher, of approximately $460 million. Pursuant to the terms of the definitive merger agreement, a subsidiary of Danaher intends to promptly commence a cash tender offer for Pacific Scientific stock. Any shares not purchased in the tender offer will be acquired in a merger for $30.25 per share in cash.

The directors of Pacific Scientific have unanimously approved the Danaher transaction and recommend that Pacific Scientific shareholders accept the Danaher offer and tender their shares.

"We are pleased with the combination of Danaher and Pacific Scientific," George M. Sherman, President and Chief Executive Officer of Danaher Corporation, said. "The businesses Danaher will be acquiring represent attractive strategic opportunities for our process/environmental controls segment."

Lester Hill, Chairman and Chief Executive Officer of Pacific Scientific, said, "I'm very excited that our board and management have fulfilled their promise to deliver full value for shareholders. The global strength of Danaher will allow worldwide customers to enjoy the premium perfor-

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mance of Pacific Scientific products while accelerating our improvement process to enhance quality, manufacturing efficiency, and superior customer service."

The completion of the transaction is subject to customary conditions, including Hart-Scott-Rodino regulatory approval. The purchase of shares in the tender offer is subject to, among other things, the valid tender of Pacific Scientific stock representing at least 90% of the outstanding shares. If this condition is met, the tender offer will be completed and Pacific Scientific will be merged with a wholly owned subsidiary of Danaher, and all Pacific Scientific shareholders, including those who have not tendered their shares, will receive $30.25 per share in cash. Pacific Scientific also expects to schedule a special meeting of its shareholders to vote upon the proposed acquisition by Danaher. In the event the minimum condition of the tender offer is not satisfied prior to the special meeting, the transaction may otherwise be approved by a vote of a simple majority of the Pacific Scientific shares outstanding at the special meeting. If so approved, Pacific Scientific would be merged with a wholly owned subsidiary of Danaher, and all Pacific Scientific shareholders would receive $30.25 per share in cash.

BancAmerica Robertson Stephens, Pacific Scientific's financial advisor, has delivered to Pacific Scientific's directors its opinion that the consideration to be received by Pacific Scientific's common shareholders in the Danaher tender offer and merger is fair to shareholders from a financial point of view. The full text of BancAmerica Robertson Stephens' fairness opinion will be included in Pacific Scientific's Schedule 14D-9 and Pacific Scientific shareholders are referred thereto.

Pacific Scientific Company is an international business that designs, manufactures and markets motion control, process control and safety equipment.

Danaher is a leading manufacturer of Tools and Components, and Process/Environmental Controls.

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